As filed with the Securities and Exchange Commission on November 9, 2017

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AIP Long/Short Fund P

(Name of Subject Company (Issuer))

AIP Long/Short Fund P

(Names of Filing Persons (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kara Fricke, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, New York 10036

(212) 296-7947

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Richard Horowitz, Esq.

DECHERT LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$ 9,930,158 (a)	None (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	No fee required, pursuant to SEC No-Action Letter to Ironwood Multi-Strategy Fund LLC et al (publicly available April 20, 2017).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: AIP Long/Short Fund P
Form or Registration No.: Schedule TO	Date Filed: September 15, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This is Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 15, 2017 (the “Statement Filing Date”) by AIP Long/Short Fund P (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) in an amount up to 25% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended:

The Board of Trustees of the Fund has approved the liquidation of the Fund. In connection with the pending liquidation of the Fund, the Board has determined to cancel the Offer in accordance with the terms thereof. Additional information regarding the liquidation of the Fund and the anticipated distribution of the Fund’s assets to investors is set forth in the accompanying Exhibit F, which will be distributed to shareholders of the Fund contemporaneously with the filing of this Amendment No.1.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

F.	Letter to Shareholders dated November 9, 2017

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

AIP LONG/SHORT FUND P

By:	/s/ Noel Langlois
Name:	Noel Langlois
Title:	Chief Financial Officer & Treasurer

Dated: November 9, 2017

EXHIBIT INDEX

EXHIBITS

A.	Cover Letter to Offer to Purchase and Letter of Transmittal*

B.	Offer to Purchase*

C.	Form of Letter of Transmittal*

D.	Form of Notice of Withdrawal of Tender*

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender*

F.	Letter to Shareholders dated November 9, 2017**

*	Previously filed as an exhibit to the Tender Offer Statement by Issuer on Schedule TO on September 15, 2017.
**	Filed herein.